UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 21, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Martha Stewart Living Omnimedia, Inc.

File No. 001-15395 - CF#31663

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Martha Stewart Living Omnimedia, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on October 15, 2014.

Based on representations by Martha Stewart Living Omnimedia, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 1.1	through	October 15, 2024
Exhibit 1.2	through	October 15, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary